UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Scott’s Liquid Gold-Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

810202101

(CUSIP Number)

Summers Value Fund LP

Attn: Andrew Summers

299 Milwaukee Street, Suite 326

Denver, CO 80206

With a copy to:

Scott Kitchens

Bryan Cave Leighton Paisner LLP

1700 Lincoln Street, Suite 4100

Denver, CO 80203

Tel: (303) 866-0235

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810202101	Page 2 of 11 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Summers Value Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 724,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 724,504
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,504
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 810202101	Page 3 of 11 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Summers Value Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 724,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 724,504
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,504
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 810202101	Page 4 of 11 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Summers Value Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 724,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 724,504
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,504
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 810202101	Page 5 of 11 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Summers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 724,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 724,504
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,504
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 810202101	Page 6 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the Common Stock, par value $0.10 per share (the “Common Stock”), of Scott’s Liquid Gold – Inc., a Colorado corporation (the “Corporation”).  The address of the Corporation’s principal executive offices is 4880 Havana Street, Suite 400, Denver, CO 80239.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Summers Value Fund LP, a Delaware limited partnership, (ii) Summers Value Partners LLC, a Delaware limited liability company, (iii) Summers Value Partners GP LLC, a Delaware limited liability company, and (iv) Andrew Summers (“Mr. Summers”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”). Mr. Summers is the sole managing member of Summers Value Partners LLC, which is the investment manager of Summers Value Fund LP, and the sole managing member of Summers Value Partners GP LLC, which is the general partner of Summers Value Fund LP.

(b) The address of the principal offices of Summers Value Fund LP, Summers Value Partners LLC, and Summers Value Partners GP LLC is 200 Milwaukee Street, Suite 326, Denver, CO 80206. The business address of Mr. Summers is 200 Milwaukee Street, Suite 326, Denver, CO 80206.

(c) The principal business of Summers Value Fund LP is that of private funds engaged in investment in securities for their own account. The principal business of Summers Value Partners LLC is providing administrative and management services to Summers Value Fund LP. The principal business of Summers Value Partners GP LLC is serving as general partner of Summers Value Fund LP. The principal occupation or employment of Mr. Summers is manager of Summers Value Partners LLC and Summers Value Partners GP LLC.

(d) During the last 5 years, none of Summers Value Fund LP, Summers Value Partners LLC, Summers Value Partners GP LLC, or Mr. Summers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, none of Summers Value Fund LP, Summers Value Partners LLC, Summers Value Partners GP LLC, or Mr. Summers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Summers is a citizen of the United States.

CUSIP No. 810202101	Page 7 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 724,504 shares of Common Stock beneficially owned by the Reporting Persons is approximately $1,471,749 not including brokerage commissions, which was funded with partnership funds of Summers Value Fund LP. No part of the purchase price represents borrowed funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their shares of Common Stock for investment purposes. The Reporting Persons purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value.

The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Corporation, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Corporation’s management team and Board of Directors (the “Board”) regarding means to enhance stockholder value. The Reporting Persons may also, from time to time, engage in discussions with the Corporation’s management team and Board to request a seat on the Board of the Corporation. The Reporting Persons intend to review their investment in the Corporation on an ongoing basis and may from time to time in the future formulate plans or proposals regarding the Corporation, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Depending on the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth herein, the Reporting Persons have no specific present plans or proposals which would result in:

(a) the acquisition by any person of additional securities or the disposition of securities of the Corporation;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

CUSIP No. 810202101	Page 8 of 11 Pages

(e) any material change in the present capitalization or dividend policy of the Corporation;

(f) any other material change in the Corporation’s business or corporate structure;

(g) changes in the Corporation’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person;

(h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Persons beneficially own 724,504 shares (the “Shares”), or approximately 6.0%, of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the fiscal quarter ended June 30, 2018, which reported that 12,054,350 shares of Common Stock were outstanding as of August 10, 2018).

(b) Summers Value Partners GP LLC is the general partner of Summers Value Fund LP, Summers Value Partners LLC is the investment manager of Summers Value Fund LP, and Mr. Summers is the sole managing member of Summers Value Partners GP LLC and Summers Value Partners LLC. Accordingly, Summers Value Partners GP LLC, Summers Value Partners LLC, and Mr. Summers may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Summers Value Fund LP.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c) Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

CUSIP No. 810202101	Page 9 of 11 Pages

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Other than the Joint Filing Agreement filed as Exhibit 99.1 hereto, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

CUSIP No. 810202101	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2018	SUMMERS VALUE FUND LP

By: Summers Value Partners GP LLC,
Its General Partner

	By:	/s/ Andrew Summers
Name: Andrew Summers
Its: Managing Member

SUMMERS VALUE PARTNERS LLC

	By:	/s/ Andrew Summers
Name: Andrew Summers
Its: Managing Member

SUMMERS VALUE PARTNERS GP LLC

	By:	/s/ Andrew Summers
Name: Andrew Summers
Its: Managing Member

/s/ Andrew Summers
Andrew Summers

CUSIP No. 810202101	Page 11 of 11 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Summers Value Fund LP (1)

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share(2)
9/6/2018	Purchase	3,000	$2.5153 (3)
9/10/2018	Purchase	1,300	$2.4000
9/12/2018	Purchase	1,000	$2.5000
9/20/2018	Purchase	12,900	$2.5155 (4)
9/24/2018	Purchase	5,800	$2.4970 (5)
10/3/2018	Purchase	1,500	$2.5500
10/15/2018	Purchase	3,800	$2.7497 (6)
10/24/2018	Purchase	1,488	$2.7460 (7)
11/5/2018	Purchase	497,498	$2.7498 (8)

(1)	Not including any brokerage fees.
(2)	For those purchases indicated with footnotes (3)-(8), the price per share reported is a weighted average price. For those purchases without a footnote, the price per share reported is the exact purchase price of all shares acquired on such date. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (3)-(8) to this Schedule 13D.
(3)	These shares were purchased at prices ranging from $2.41-$2.55.
(4)	These shares were purchased at prices ranging from $2.45-$2.52.
(5)	These shares were purchased at prices ranging from $2.46-$2.50.
(6)	These shares were purchased at prices ranging from $2.74-$2.75.
(7)	These shares were purchased at prices ranging from $2.72-$2.75.
(8)	These shares were purchased at prices ranging from $2.56-$2.75.